Exhibit 99.1

VALCENT PRODUCTS INC.
1010 - 789 West Pender Street
Vancouver, British Columbia, V6C 1H2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JUNE 22, 2009

TAKE NOTICE that the Special Meeting (the “Meeting”) of the shareholders of Valcent Products Inc. (the “Corporation”) will be held on Monday, June 22, 2009, at the hour of 10:00 a.m. (Vancouver time), to be held at the Second Floor Meeting Room 205, “Les Etoiles”, at the “Hotel Le Soleil” located at 567 Hornby Street, Vancouver, B.C. V6C 2E8, for the following purposes:

1.	To approve by special resolution a reduction in the stated capital of the common shares of the Corporation;

2.
To approve by a special resolution the consolidation of the common shares of the Corporation on the basis of eighteen common shares outstanding before consolidation shall be consolidated into one (1) common share after consolidation (18 to 1); and

3.	To transact such other business as may properly come before the Meeting.

All holders of common shares are invited to attend the Meeting.  Only shareholders of record at the close of business on Wednesday May 27, 2009 are entitled to vote at the Meeting.  The Information Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into and forms part of this Notice.  If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it, in the envelope provided to the Company not less than 48 hours, excluding Saturdays and holidays, preceding the Meeting or any adjournment of the Meeting. Proxies may also be cast electronically through the Transfer Agent of the Corporation at www. transferonline.com.  We thank you for your participation as a shareholder of the Corporation.

DATED at Vancouver, British Columbia this 19th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF VALCENT PRODUCTS INC.

(Signed) "George Orr"
George Orr Chief Financial Officer, Director